EXHIBIT 14.1
CODE OF ETHICS

Nuvilex has created and adopted a Code of Ethics and Corporate Policy and is presented below:

In all societies, the opportunity to be a successful member of the community is an important role we must all be a part of.  Any company must, therefore, understand its critical role and how to be a good member of that community. Like a three-legged stool, of which all three legs must exist in order for it to stand, we at Nuvilex see three critical components for our success and ability to be a good member of our community at large, both here and abroad: The Company, Investors & Shareholders, and our Customers & Patients.  In no particular order do these responsibilities preside, since all are critical, required for success, and important to the Company and our communities in which we reside, work and play.
Therefore, one of those legs stands for our responsibility to the Company, including employees, near and far, in house and out, research, development, sales, and marketing members through to our vendors. We recognize their merit and aim for all to engender a sense of well-being and security in their jobs through good working conditions, relationships, and compensation for a job well done and helping them address and fulfill their family responsibilities. Furthermore, there is equal opportunity for employment, development, advancement, and allowance for suggestions to advance the Company. Lastly, we provide management and guidance, through being good leaders and enabling opportunities for redressing issues.
Another leg of the stool stands for the responsibility to our investors and stockholders.  Although the Company must experiment with new ideas and plans, it is tantamount to being successful, for through our success, we are able to return this to our investors and shareholders, without whom we would not exist as a Company.  We will therefore, utilize research as a means to an end, developing innovative programs and advancing the state of the Company as a result, with the clear intention to ensure success and appreciation of those who believe in us and in our dreams, research, plans and our provision of ultimately useful products for the community.
The final leg of the stool represents how we must always be cognizant of those who use our products and services.  In meeting their needs, everything we do should be designed with the highest quality in mind so as to ensure a valuable end product for those for whom we ultimately work, our customers and patients.